UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2012

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB (IFRS), for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Auction revenues (note 4)	$92,326	$79,709	$320,815	$282,696
Direct expenses (note 5)	11,292	10,299	36,916	34,513

	81,034	69,410	283,899	248,183

Selling, general and administrative expenses (note 5)	66,116	60,591	196,991	183,259

Earnings from operations	14,918	8,819	86,908	64,924

Other income (expense):
Foreign exchange (loss) gain	(517)	1,280	(691)	706
Gain (loss) on disposition of property, plant and equipment	4	119	(1,721)	3,762
Other	(1,653)	703	(407)	2,722

	(2,166)	2,102	(2,819)	7,190
Finance income (costs):
Finance income	455	471	1,698	1,757
Finance costs	(1,984)	(1,389)	(5,082)	(4,301)

	(1,529)	(918)	(3,384)	(2,544)

Earnings before income taxes	11,223	10,003	80,705	69,570

Income tax expense (note 6):
Current	1,281	812	21,194	13,248
Deferred	1,771	2,658	2,068	6,456

	3,052	3,470	23,262	19,704

Net earnings	$8,171	$6,533	$57,443	$49,866

Net earnings per share (note 7):
Basic	$0.08	$0.06	$0.54	$0.47
Diluted	$0.08	$0.06	$0.54	$0.47

Weighted average number of shares outstanding:
Basic	106,454,695	106,325,701	106,442,819	106,103,116
Diluted	106,831,366	106,899,423	106,906,797	106,998,500

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on October 26, 2012.

/s/ Beverley A Briscoe	/s/ Peter J Blake
Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings	$8,171	$6,533	$57,443	$49,866
Other comprehensive income (loss):
Foreign currency translation adjustment	7,115	(22,550)	3,088	(5,710)

Total comprehensive income (loss)	$15,286	$(16,017)	$60,531	$44,156

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$228,696	$109,323
Trade and other receivables	223,802	60,980
Inventory (note 8)	30,492	49,212
Advances against auction contracts	7,402	11,784
Prepaid expenses and deposits	9,997	9,923
Assets held for sale (note 9)	2,074	—
Current portion of loan receivable	116	111
Other current assets	—	81
Income taxes receivable	3,803	12,426

	506,382	253,840

Property, plant and equipment (note 10)	663,775	644,333
Investment property (note 11)	6,969	7,890
Loan receivable	4,827	4,915
Other non-current assets	8,880	8,857
Intangible assets (note 12)	19,642	—
Goodwill (note 13)	84,368	45,957
Deferred tax assets	1,251	1,449

	$1,296,094	$967,241

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$265,186	$69,004
Trade and other payables	108,477	100,868
Income taxes payable	2,808	8,077
Current borrowings (note 14)	46,077	12,595

	422,548	190,544

Non-current borrowings (note 14)	201,898	133,881
Other non-current liabilities	4,900	4,309
Deferred tax liabilities	20,560	20,601

	649,906	349,335

Shareholders’ equity:
Share capital (note 15)	117,693	115,961
Additional paid-in capital	25,785	22,777
Retained earnings	501,172	480,718
Foreign currency translation reserve	1,538	(1,550)

	646,188	617,906

	$1,296,094	$967,241

Contingencies (note 18)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

					Foreign
	Share Capital		Additional		Currency	Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Translation Reserve	Shareholders’ Equity
Balance, December 31, 2010	105,648,035	$103,978	$21,101	$450,268	$4,520	$579,867

Total comprehensive income
Net earnings	—	—	—	49,866	—	49,866
Foreign currency translation adjustment	—	—	—	—	(5,710)	(5,710)

	—	—	—	49,866	(5,710)	44,156

Exercise of stock options	690,704	11,715	(2,228)	—	—	9,487
Share-based compensation tax adjustment	—	—	(1,106)	—	—	(1,106)
Share-based compensation expense (note 16(b))	—	—	2,904	—	—	2,904
Cash dividends paid	—	—	—	(34,220)	—	(34,220)

Balance, September 30, 2011	106,338,739	$115,693	$20,671	$465,914	$(1,190)	$601,088

Total comprehensive income (loss)
Net earnings	—	—	—	26,767	—	26,767
Foreign currency translation adjustment	—	—	—	—	(360)	(360)

	—	—	—	26,767	(360)	26,407

Exercise of stock options	47,600	268	(32)	—	—	236
Share-based compensation tax adjustment	—	—	1,167	—	—	1,167
Share-based compensation expense (note 16(b))	—	—	971	—	—	971
Cash dividends paid	—	—	—	(11,963)	—	(11,963)

Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Total comprehensive income
Net earnings	—	—	—	57,443	—	57,443
Foreign currency translation adjustment	—	—	—	—	3,088	3,088

	—	—	—	57,443	3,088	60,531

Exercise of stock options	128,855	1,732	(331)	—	—	1,401
Share-based compensation tax adjustment	—	—	164	—	—	164
Share-based compensation expense (note 16(b))	—	—	3,175	—	—	3,175
Cash dividends paid	—	—	—	(36,989)	—	(36,989)

Balance, September 30, 2012	106,515,194	$117,693	$25,785	$501,172	$1,538	$646,188

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash generated by (used in):
Operating activities:
Net earnings	$8,171	$6,533	$57,443	$49,866
Items before changes in non-cash working capital:
Depreciation	10,259	10,949	29,745	32,054
Amortization	503	—	755	—
Impairment loss	2,457	—	2,457	—
Share-based compensation expense	1,152	961	3,175	2,904
Deferred income tax expense	1,771	2,658	2,068	6,456
Foreign exchange loss (gain)	517	(1,280)	691	(706)
Loss (gain) on disposition of property, plant and equipment	(4)	(119)	1,721	(3,762)

	16,655	13,169	40,612	36,946
Changes in non-cash working capital:
Trade and other receivables	(13,953)	26,125	(162,243)	(58,854)
Inventory	22,273	7,335	18,893	(5,085)
Advances against auction contracts	952	(5,963)	4,343	(6,518)
Prepaid expenses and deposits	(971)	(1,473)	719	(260)
Income taxes receivable	(2,128)	(1,629)	8,623	3,307
Income taxes payable	3,075	2,423	11,125	7,442
Auction proceeds payable	12,131	(40,879)	187,950	147,347
Trade and other payables	9,105	(3,566)	11,161	(789)
Other	151	3,734	1,372	2,574

	30,635	(13,893)	81,943	89,164

Interest paid	(2,722)	(1,557)	(6,585)	(4,749)
Income taxes paid	(3,523)	(1,832)	(16,542)	(7,631)

Net cash generated by operating activities	49,216	2,420	156,871	163,596

Investing activities:
Acquisition of subsidiaries, net of cash acquired	—	—	(55,617)	—
Property, plant and equipment additions	(15,086)	(18,735)	(49,613)	(55,923)
Proceeds on disposition of property, plant and equipment	469	789	4,686	9,010
Other	191	138	303	(2,036)

Net cash used in investing activities	(14,426)	(17,808)	(100,241)	(48,949)

Financing activities:
Issuance of share capital	884	390	1,401	9,487
Dividends on common shares	(13,047)	(11,962)	(36,989)	(34,220)
Proceeds from short-term borrowings	25,000	2,000	81,847	56,171
Repayment of short-term borrowings	(25,613)	(1,521)	(47,951)	(27,521)
Proceeds from long-term borrowings	—	—	62,919	—
Repayment of long-term borrowings	—	(33)	—	(33)
Other	86	(2,374)	72	(632)

Net cash generated by (used in) financing activities	(12,690)	(13,500)	61,299	3,252

Effect of changes in foreign currency rates on cash and cash equivalents	3,460	(12,343)	1,444	(7,215)

Increase (decrease) in cash and cash equivalents	25,560	(41,231)	119,373	110,684
Cash and cash equivalents, beginning of period	203,136	220,100	109,323	68,185

Cash and cash equivalents, end of period	$228,696	$178,869	$228,696	$178,869

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements including comparatives present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2011. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2011; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended.

Subsidiaries are all those entities that the Company controls, defined as having the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of internet purchase fees (incurred until June 2011), administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers for sale at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 18(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

1.	Significant accounting policies (continued):

(e)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. In previous periods, the Company classified cash and cash equivalents in this category; these were reclassified at their fair value to loans and receivables at January 1, 2012. The Company has no other assets classified as fair value through profit or loss.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, advances against auction contracts, other current assets and loan receivable on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

1.	Significant accounting policies (continued):

(e)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(f)	Intangible assets:

Intangible assets have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses, except trade names and trademarks as they have indefinite useful lives. Amortization is recognized in net earnings on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

Asset	Basis	Rate / term
Customer relationships	straight-line	10 years
Non-compete agreements	straight-line	terms of agreements

(g)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the condensed consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

1.	Significant accounting policies (continued):

(g)	Taxes (continued):

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

Significant	accounting policies (continued):

(h)	New and amended accounting standards:

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2009, the IASB issued the first part of IFRS 9 Financial Instruments. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013 with early adoption permitted under certain circumstances. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such, and revised and reissued IAS 28 Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•

In May 2011, the IASB also issued IFRS 13 Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standard is effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

2.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These are depreciation and amortization methods; valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these condensed consolidated interim financial statements and in the Company’s audited annual consolidated financial statements for the year ended December 31, 2011. Actual results may differ from these estimates.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

2.	Critical accounting estimates and judgments (continued):

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and July through August are traditionally less active periods.

4.	Auction revenues:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Auction commissions	$71,868	$64,715	$257,038	$251,566
Auction fees	20,458	14,994	63,777	31,130

	$92,326	$79,709	$320,815	$282,696

5.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Employee compensation expense	$4,759	$4,331	$13,993	$12,602
Travel, advertising and promotion	4,657	4,396	14,387	13,789
Other direct expenses	1,876	1,572	8,536	8,122

	$11,292	$10,299	$36,916	$34,513

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

5.	Expenses by nature (continued):

Selling, general and administrative expenses:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Employee compensation expense	$34,442	$29,951	$105,797	$95,494
Buildings and facilities	9,784	10,066	28,848	29,069
Travel, advertising and promotion	5,500	4,073	14,053	11,722
Other general and administrative expenses	5,628	5,552	17,793	14,920

	$55,354	$49,642	$166,491	$151,205
Depreciation of property, plant and equipment	10,259	10,949	29,745	32,054
Amortization of intangible assets	503	—	755	—

	$66,116	$60,591	$196,991	$183,259

6.	Income taxes:

Income tax expense is calculated based on management’s best estimate of the annual effective income tax rate expected by jurisdiction for the full financial year applied to the pre-tax ordinary income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the nine months ended September 30, 2012 was 28.8% (2011: 28.3%).

The effective tax rate increased relative to the comparative period due to the following factors:

•	During the nine months ended September 30, 2012, a greater proportion of income was earned in jurisdictions subject to higher rates of tax;

•	Non-deductible expenses were incurred to facilitate an acquisition during the nine months ended September 30, 2012 (note 17); and

•	A gain on disposition of property, plant and equipment recorded in the comparative period was subject to a low rate of tax.

7.	Net earnings per share:

	Three months ended September 30, 2012			Nine months ended September 30, 2012
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$8,171	106,454,695	$0.08	$57,443	106,442,819	$0.54
Effect of dilutive securities:
Stock options	—	376,670	—	—	463,978	—

Diluted net earnings per share	$8,171	106,831,365	$0.08	$57,443	106,906,797	$0.54

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

7.	Net earnings per share (continued):

	Three months ended September 30, 2011			Nine months ended September 30, 2011
	Net earnings	Shares	Per share amount	Net earnings	Shares	Per share amount
Basic net earnings per share	$6,533	106,325,701	$0.06	$49,866	106,103,116	$0.47
Effect of dilutive securities:
Stock options	—	573,722	—	—	895,384	—

Diluted net earnings per share	$6,533	106,899,423	$0.06	$49,866	106,998,500	$0.47

For the three months ended September 30, 2012, stock options to purchase 2,130,138 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2011: 884,811).

For the nine months ended September 30, 2012, stock options to purchase 2,108,024 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2011: 487,650).

8.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at September 30, 2012 a write-down of $325,000 (December 31, 2011: $469,000) was recorded. The cost of inventory purchases made during the nine months ended September 30, 2012 relating to inventory that was sold was $582,282,000 (2011: $533,816,000). The cost of inventory purchases is netted against proceeds from inventory sales and included in auction revenues.

All inventory held at September 30, 2012 is expected to be sold prior to the end of December 2012 (December 31, 2011: 99% sold prior to the end of March 2012, with the remainder sold in April 2012).

9.	Assets held for sale:

Balance, December 31, 2011	$—
Reclassified from property, plant and equipment	3,214
Reclassified from investment property	1,302
Impairment loss	(2,457)
Other	15

Balance, September 30, 2012	$2,074

At September 30, 2012, the Company held land and buildings for sale. These relate to a former permanent auction site in North Carolina, USA, and investment property in Alberta, Canada. During the nine months ended September 30, 2012, the Company recognized an impairment loss on its former permanent auction site in North Carolina, USA. The impairment loss has been recognized through other expense in the condensed consolidated income statement.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

10.	Property, plant and equipment:

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment†	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Cost:
Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions ~	2,007	277	55,953	8,971	894	9,918	460	97	78,577
Disposals	(2,857)	(155)	—	(7,395)	(154)	(224)	(315)	(204)	(11,304)
Transfers from property under development to completed assets	5,169	700	(9,367)	719	8,042	(8,042)	206	2,573	—
Foreign exchange movement	(2,652)	(2,604)	(11)	(822)	(1,715)	(56)	(359)	(221)	(8,440)

Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination (note 17)	—	—	—	—	3,688	26	113	1	3,828
Additions ~	66	338	32,341	8,157	(361)	8,421	456	195	49,613
Disposals *	(3,208)	(3,468)	(28)	(5,284)	(3,114)	—	(305)	(89)	(15,496)
Transfers from property under development to completed assets	26,482	23,912	(54,813)	1,914	5,290	(5,079)	1,721	573	—
Reclassified as held for sale *	(1,605)	(3,105)	—	—	—	—	—	—	(4,710)
Foreign exchange movement	1,902	2,706	94	691	2,691	177	292	(40)	8,513

Balance, September 30, 2012	$363,574	$276,692	$39,472	$61,481	$82,769	$6,929	$22,577	$15,819	$869,313

†	The carrying value of intangible website assets included within computer software and equipment at September 30, 2012 is $10,490,000 (December 31, 2011: $8,909,000).
~	During the nine months ended September 30, 2012, the cost of additions was adjusted by $1,095,000 in relation to tax credits (year ended December 31, 2011: $1,937,000).
*	At March 31, 2012, assets with a cost of $6,582,000 and accumulated depreciation of $2,108,000 relating to the former permanent auction site in Washington, USA, were reclassified as held for sale. Those assets were sold by June 30, 2012 and are included in the disposal totals per the above table.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

10.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Accumulated depreciation:
Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the year	(7,341)	(9,256)	—	(7,876)	(14,090)	—	(2,383)	(1,462)	(42,408)
Disposals	72	72	—	4,782	706	—	228	201	6,061
Foreign exchange movement	331	618	—	411	1,228	—	197	78	2,863

Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the period	(5,260)	(7,274)	—	(6,016)	(8,428)	—	(1,549)	(1,218)	(29,745)
Disposals *	366	1,732	—	3,569	3,114	—	249	56	9,086
Reclassified as held for sale *	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(159)	(632)	—	(351)	(1,870)	—	(154)	23	(3,143)

Balance, September 30, 2012	$(36,433)	$(62,191)	$—	$(32,129)	$(56,661)	$—	$(12,413)	$(5,711)	$(205,538)

Net carrying amount:

As at December 31, 2011	$308,407	$198,946	$61,878	$26,672	$25,098	$3,384	$9,341	$10,607	$644,333

As at September 30, 2012	$327,141	$214,501	$39,472	$29,352	$26,108	$6,929	$10,164	$10,108	$663,775

During the nine months ended September 30, 2012, interest of $1,409,000 (2011: $796,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.68% (2011: 4.05%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

11.	Investment property:

Balance, December 31, 2011	$7,890
Reclassified as held for sale	(1,302)
Foreign exchange movement	381

Balance, September 30, 2012	$6,969

12.	Intangible assets:

	Trade names and trademarks	Non-compete agreements	Customer relationships	Total
Cost:
Balance, December 31, 2011	$—	$—	$—	$—
Additions (note 17)	800	97	19,500	20,397

Balance, September 30, 2012	$800	$97	$19,500	$20,397

	Trade names and trademarks	Non-compete agreements	Customer relationships	Total
Accumulated amortization:
Balance, December 31, 2011	$—	$—	$—	$—
Amortization for the period	—	(24)	(731)	(755)

Balance, September 30, 2012	$—	$(24)	$(731)	$(755)

Net carrying amount:
As at December 31, 2011	$—	$—	$—	$—

As at September 30, 2012	$800	$73	$18,769	$19,642

13.	Goodwill:

Cost:
Balance, December 31, 2011	$45,957
Additions (note 17)	37,931
Foreign exchange movement	480

Balance, September 30, 2012	$84,368

Goodwill is subject to annual impairment reviews.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

14.	Borrowings:

	Carrying value
	September 30, 2012	December 31, 2011
Current Borrowings	$46,077	$12,595

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$34,568	$—

Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	—

Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	60,882	58,627

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	31,448	30,254

Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013, which the Company intends to refinance on a long-term basis by drawing on its available committed credit facilities.	15,000	15,000

Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in January 2013, which the Company intends to refinance on a long-term basis by drawing on its available committed credit facilities.	30,000	30,000

	$201,898	$133,881

Total Borrowings	$247,975	$146,476

Current borrowings at September 30, 2012 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 3.01% (December 31, 2011: 2.48%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

15.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

16.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the nine months ended September 30, 2012 and the year ended December 31, 2011 is presented below:

	September 30, 2012		December 31, 2011
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,008,169	$18.97	3,234,776	$16.57
Granted	828,344	22.71	517,460	25.73
Exercised	(128,855)	10.89	(738,304)	13.17
Cancelled	(76,144)	22.12	(5,763)	22.37

Outstanding, end of period	3,631,514	$20.05	3,008,169	$18.97

Exercisable, end of period	2,496,167	$18.65	2,080,095	$17.42

The options outstanding at September 30, 2012 expire on dates ranging to July 3, 2022. The following is a summary of stock options outstanding and exercisable at September 30, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$5.18	33,294	0.3	$5.18	33,294	$5.18
$8.82 – $ 10.80	166,400	1.9	9.97	166,400	9.97
$14.23 – $ 14.70	910,368	5.6	14.55	897,968	14.55
$18.67 – $ 19.95	462,672	6.0	19.07	319,878	18.68
$21.66 – $ 23.44	1,205,413	8.6	22.71	415,455	21.82
$24.39 – $ 25.91	853,367	7.1	25.26	663,172	25.07

	3,631,514	6.8	$20.05	2,496,167	$18.65

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

16.	Share-based payments (continued):

(b)	Share-based compensation:

During the nine months ended September 30, 2012, the Company recognized compensation cost of $3,175,000 (2011: $2,904,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Risk free interest rate	1.1%	2.5%
Expected dividend yield	1.99%	1.64%
Expected lives of options	5 years	5 years
Expected volatility	35.4%	34.9%

The weighted average grant date fair value of options granted during the nine months ended September 30, 2012 was $6.25 per option (2011: $7.69). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

17.	Business combination:

(a)	Summary of acquisition:

On May 15, 2012, the Company gained control of AssetNation LLC and its subsidiaries (the “AN Group”) by acquiring 100% of the issued shares of AssetNation LLC and its subsidiaries; listed as follows:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
SalvageSale De Mexico S. de R.L. de C .V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C .V.	Mexico	100%	Administrative services

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

17.	Business combination (continued):

(b)	Preliminary purchase price allocation:

Details of the fair value of the net assets acquired and goodwill are as follows:

May 15, 2012
Cash and cash equivalents	$7,375
Trade and other receivables	320
Prepaid expenses and deposits	579
Property, plant and equipment	3,828
Intangible assets	20,397
Deferred tax assets	7,067
Auction proceeds payable	(7,031)
Trade and other payables	(2,564)
Other current liabilities	(60)
Deferred tax liabilities	(5,180)

Fair value of net assets acquired	24,731
Goodwill acquired on acquisition	37,931

$62,662

The main driver generating goodwill is the Company’s ability to leverage the AN Group’s e-commerce expertise and technology platform to enhance current business opportunities and develop and launch unique new services for equipment owners.

There was no contingent consideration under the terms of the acquisition, and as such no acquisition provisions were created.

There was a decrease in goodwill during the three months ended September 30, 2012 as a result of insignificant consideration cost adjustments.

The Company expects the preliminary purchase price allocation to be finalized prior to completion of the annual consolidated financial statements for the year ended December 31, 2012, and does not anticipate any material changes to the preliminary purchase price allocation.

(c)	Assets and liabilities acquired:

At the date of acquisition, the carrying values of the assets and liabilities acquired approximated their fair values, except property, plant and equipment, intangible assets, and deferred income taxes, whose fair values were determined using appropriate valuation techniques.

(d)	Contributed revenue and net earnings:

The results of the AN Group’s operations are included in these condensed consolidated interim financial statements from the date of acquisition. The AN Group’s contribution to the Company’s auction revenues and net earnings for the period from May 15, 2012 to September 30, 2012 was insignificant. Furthermore, if the acquisition had occurred on January 1, 2012, there would have been an insignificant impact on the Company’s auction revenues and net earnings.

(e)	Acquisition-related costs:

Expenses totalling $2,118,000 for legal and related acquisition costs are included in the condensed consolidated income statements for the nine months ended September 30, 2012.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

18.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At September 30, 2012 there was $35,281,000 of industrial equipment guaranteed under contract, all of which is expected to be sold prior to the end of December 2012 (December 31, 2011: $23,537,000 of which 76% sold prior to the end of March 2012, with the remainder sold in April 2012).

At September 30, 2012 there was $17,547,000 of agricultural equipment guaranteed under contract, of which 58% is expected to be sold prior to the end of December 2012, with the remainder to be sold prior to the end of April 2013 (December 31, 2011: $21,187,000 of which 79% sold prior to the end of April 2012, with the remainder to be sold in June 2012).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

19.	Subsidiaries:

The condensed consolidated interim financial statements include condensed interim financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

Name of subsidiary	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Auctioneers Holdings Inc.	USA	100%	Holding company
AssetNation, Inc.	USA	100%	E-commerce marketplace
Spindletop Group, LLC	USA	100%	Development and marketing company
SalvageSale Services, Inc.	USA	100%	Value-added services
SalvageSale Mexico Holding LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Ritchie Bros. Real Estate Service Ltd.	Canada	100%	Real estate auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
3261493 Nova Scotia Limited	Canada	100%	Administrative services

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three and nine months ended September 30, 2012 and 2011

19.	Subsidiaries (continued):

Name of subsidiary (continued)	Country of incorporation	Proportion of ownership interest	Principal activity
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services
Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
SalvageSale Limited	United Kingdom	100%	E-commerce marketplace
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Auction services
SVV Ritchie Bros. Auctioneers France	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Auction services
Ritchie Bros. Properties Japan K.K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K.K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S.de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
SalvageSale De Mexico S. de R.L. de C.V.	Mexico	100%	E-commerce marketplace
SalvageSale Servicios, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Auction services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Auction services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2012 compared to the three- and nine-month periods ended September 30, 2011. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three- and nine-month periods ended September 30, 2012 and 2011, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, and our most recent Annual Information Form, on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR or EDGAR website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of October 26, 2012.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Year to Date and Third Quarter Update

Our net earnings for the first nine months of 2012 were $57.4 million, or $0.54 per diluted share, compared to $49.9 million, or $0.47 per diluted share, in the first nine months of 2011. Third quarter net earnings were $8.2 million, or $0.08 per diluted share, compared to net earnings of $6.5 million, or $0.06 per diluted share, for the same period in 2011.

	Three months ended September 30,			Nine months ended September 30,
Financial Overview	2012	2011	Change	2012	2011	Change
Auction revenues	$92,326	$79,709	16%	$320,815	$282,696	13%
Direct expense	11,292	10,299	10%	36,916	34,513	7%
SG&A expenses(1)	66,116	60,591	9%	196,991	183,259	7%
Earnings from operations	14,918	8,819	69%	86,908	64,924	34%
Net earnings	8,171	6,533	25%	57,443	49,866	15%
Adjusted net earnings (2),(3)	9,682	6,533	48%	60,151	46,871	28%
Diluted adjusted EPS(2)	$0.09	$0.06	48%	$0.56	$0.44	28%
Effective tax rate	27%	35%	-22%	29%	28%	2%
Gross Auction Proceeds (2),(4)	$848,536	$673,362	26%	$2,907,578	$2,674,491	9%
Auction Revenue Rate	10.88%	11.84%	-8%	11.03%	10.57%	4%
Direct Expense Rate	1.33%	1.53%	-13%	1.27%	1.29%	-2%
EBITDA Margin(2),(5)	28%	25%	12%	37%	34%	7%

(1)	Selling, general and administrating expenses (SG&A) include depreciation and amortization expense.
(2)	These are non-Generally Accepted Accounting Principles (non-GAAP) measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings, diluted adjusted net earnings per share, gross auction proceeds and EBITDA margin for different financial periods provides more useful information about our performance for the relevant financial period. A reconciliation of adjusted net earnings to net earnings is given below under “Net earnings and adjusted net earnings”.
(3)	We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and we have provided a reconciliation below.
(4)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds.
(5)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our interim unaudited condensed consolidated financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA margin is EBITDA as a proportion of auction revenues.

Highlights during the third quarter of 2012 included:

•	Highest third quarter gross auction proceeds in our history.

•	A 48% increase in adjusted net earnings over the prior year’s third quarter.

•	In August 2012, we increased our regular quarterly cash dividend by 9%.

•	In September 2012, we conducted a $76 million grand opening auction in Raleigh-Durham, North Carolina, the replacement permanent auction site for our Statesville, North Carolina site.

During the third quarter new equipment supply and demand continued to become more balanced and this contributed to a rise in new and used equipment inventory levels. Increased supply of new and used equipment benefits our business by generating transactions and providing us a more predictable volume of used equipment to sell at our auctions. Used equipment pricing was more variable during the third quarter and trended down in September, particularly for older equipment with higher hours. This pricing dynamic had a negative effect on our at risk performance and on our overall commission rate for the third quarter.

Gross Auction Proceeds

Our gross auction proceeds for the first nine months of 2012 were $2.9 billion, 9% higher compared to the first nine months of 2011. Gross auction proceeds were $848.5 million for the quarter ended September 30, 2012, which is an increase of 26% compared to the same period in 2011.

Straight commission contracts generated the majority of our gross auction proceeds with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or at risk business. During the first nine months of 2012 our at risk business generated approximately 33% of our gross auction proceeds, a slight decrease compared to 35% in the first nine months of 2011. Our at risk business represented approximately 34% of our gross auction proceeds in the third quarter of 2012, compared to 30% in the third quarter of 2011.

Auction Revenues & Auction Revenue Rate

Auction revenues for the first nine months of 2012 increased to $320.8 million compared to $282.7 million for the same period in the prior year, due primarily to an increase in gross auction proceeds as well as an increase in our auction revenue rate. Auction revenues increased to $92.3 million for the third quarter of 2012, compared to $79.7 million for the third quarter of 2011, due primarily to the increase in gross auction proceeds offset by a reduced auction revenue rate compared to the third quarter of 2011.

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers (auction fees) at our auctions. Our auction revenue rate (auction revenues as a percentage of gross auction proceeds) for the nine months ended September 30, 2012, increased to 11.03% from 10.57% for the same period in 2011. This increase in the rate in the first nine months of 2012 is a result of our revised administrative fee that was not in effect in the first two quarters of 2011, and had an approximately $25.9 million incremental effect in the first six months of 2012 as compared to the first six months of 2011.

Our auction revenue rate decreased to 10.88% in the third quarter of 2012 from 11.84% in the third quarter of 2011. This was due to a lower commission rate which was due primarily to the performance of our at risk business. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.25%. Our auction commission rate and overall auction revenue rate is presented in the graph below.

(1)	The auction revenue rate for the first quarter in 2010 excludes the results of the auction of the megayacht Apoise; had these results been included the auction revenue rate would have been 10.76%.
(2)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our auction revenue rate of approximately 125 basis points since its introduction.

Approximately 50% of our auction revenues in the first nine months of 2012 were earned from operations in the United States (first nine months of 2011: 51%), 27% were generated from auctions in Canada (first nine months of 2011: 24%) and the remaining 23% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (first nine months of 2011: 25%).

Direct Expense Rate

Our direct expense rate (direct expenses as a percentage of gross auction proceeds) for the nine months ended September 30, 2012 decreased slightly to 1.27% compared to 1.29% for the same period in 2011.

Our direct expense rate decreased to 1.33% for the three months ended September 30, 2012 compared to 1.53% for the three months ended September 30, 2011. This decrease in our quarterly direct expense rate was due to efficiencies realized as the average size of our auctions was higher when compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses for the first nine months of 2012 increased to $197.0 million compared to $183.3 million in the same period of 2011. This increase was primarily driven by $8.1 million of operating and acquisition costs relating to AssetNation as well as increased costs of $7.5 million related to our strategic initiatives. Offsetting these amounts were changes in foreign exchange rates that decreased SG&A by $3.9 million in the first nine months of 2012 compared to the rates used in the first nine months of 2011. Excluding these items, our SG&A increased by $2.0 million for the first nine months of 2012 compared with the first nine months of 2011.

Our SG&A expenses increased to $66.1 million in the third quarter of 2012, compared to $60.6 million in the same period of 2011. This increase was primarily driven by $3.9 million of operating expenses related to AssetNation. Offsetting these increases were changes in foreign exchange rates that decreased SG&A by $1.1 million in the third quarter of 2012 compared to the rates used in the third quarter of 2011. Excluding these two items our SG&A increased by $2.7 million compared to the third quarter of 2011.

Effective Tax Rate

Our effective tax rate of 28.8% for the first nine months of 2012 was slightly higher than the 28.3% achieved in the same period in 2011. The increase was the result of a greater portion of income being earned in jurisdictions subject to a higher rate of tax, as well as the non-deductible business acquisition costs recorded in the United States in connection with the AssetNation acquisition. In addition, in the first nine months of 2011 the company recorded a gain on a property disposition that was subject to a relatively low rate of tax, thereby reducing the effective tax rate in 2011.

Our effective tax rate of 27.2% for the three months ended September 30, 2012 was lower than the 34.7% recorded in the comparative period in 2011. During the third quarter of 2011, we recorded a $1.3 million revaluation of deferred taxes; excluding this amount the effective tax rate would have been 27.7% in the three months ended September 30, 2011.

Net Earnings and Adjusted Net Earnings

Net earnings and adjusted net earnings for the nine months ended September 30, 2012 were $57.4 million and $60.2 million, or $0.54 and $0.56 per diluted share, respectively, compared to net earnings and adjusted net earnings of $49.9 million and $46.9 million, or $0.47 and $0.44 per diluted share, respectively, for the nine months ended September 30, 2011.

Net earnings and adjusted net earnings for the three months ended September 30, 2012 were $8.2 million and $9.7 million, or $0.08 and $0.09 per diluted share, respectively, compared to net earnings and adjusted net earnings of $6.5 million, or $0.06 per diluted share, for the three months ended September 30, 2011.

Reconciliations of our net earnings to adjusted net earnings are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net earnings	$8,171	$6,533	$57,443	$49,866
After-tax loss (gain) on excess property (1, 2, 3)	1,511	—	2,708	(2,995)

Adjusted net earnings	$9,682	$6,533	$60,151	$46,871

(1)	Net earnings for the nine months ended September 30, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the nine months ended September 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.
(3)	Net earnings for the three months ended September 30, 2012 included an impairment loss of $2,457 ($1,511 after tax, or $0.02 per diluted share) recorded against the Company’s former permanent auction site that is held for sale in North Carolina.

Our adjusted net earnings for the nine months ended September 30, 2012 increased by approximately 28% compared to the same period in 2011, primarily as a result of higher auction revenues, offset partially by the increases in direct expenses and SG&A expenses.

Our adjusted net earnings for the three months ended September 30, 2012 increased by approximately 48% compared to the same period in 2011, primarily as a result of higher auction revenues, offset partially by the increases in direct expenses and SG&A expenses.

Growth Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and we are pursuing the following three strategic pillars, which are designed to help us achieve our mission.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

To help accomplish our objectives, we realigned our sales and operations teams during the first nine months of the year so that each team can specialize in their area of expertise. We have created new senior operations management positions that are working closely with our sales leaders and have sole responsibility for our auction sites and the organization and execution of each auction. We believe this specialization and increased management capacity are allowing our sales teams to become more productive and will allow us to improve our efforts to develop our sales teams.

During the third quarter we held our first sale at our new replacement permanent auction site in Raleigh-Durham, North Carolina. In addition, during the first three quarters of 2012, we added a new regional auction site in Donington Park, United Kingdom, opened a new replacement permanent auction site in Chehalis, Washington, acquired the land where our regional auction site in Melbourne, Australia resides, and began building a permanent auction site at the Melbourne, Australia location which we expect to complete in 2013.

ADD new business and information solutions

We have continued to work on the development of new solutions for equipment owners whose needs may not be met by our unreserved auctions. Most significantly, on May 15, 2012, we purchased AssetNation, an online marketplace and solutions provider for surplus and salvage assets based in the United States. We intend to leverage AssetNation’s technology and e-commerce expertise to develop new solutions that we believe should expand our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions.

Technology and innovation have traditionally played key roles in our business, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We are investing in our IT infrastructure and business systems to continue this tradition. In addition, we continue to build our business intelligence and data analysis tools to continue to improve our understanding of the equipment market, and position Ritchie Bros. as a used equipment knowledge and information authority.

During the first nine months of 2012, we expanded the countries serviced by Ritchie Bros. Financial Services to include Europe, Mexico and Australia, in addition to Canada and the United States. Through Ritchie Bros. Financial Services, we provide an easy and integrated lending platform, making our auctions more accessible to existing and new customers.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. During the first nine months of 2012, as noted above, we implemented the realignment of our organizational structure to better allow sales and operations teams to focus on what they do best, further enhancing our employee engagement and management bench strength with an initial focus on our sales team.

Operations Update

During the first nine months of 2012 we conducted 160 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Central America (first nine months of 2011: 157 auctions). Although our auctions vary in size, our 12-month rolling average industrial auction results were as follows:

	Twelve months ended September 30, 2012	Twelve months ended September 30, 2011
Gross auction proceeds	$16.1 million	$14.5 million
Bidder registrations	1,732	1,515
Consignments	185	167
Lots	1,247	1,087

During the first nine months of 2012, 89% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (first nine months of 2011: 91%).

Key industrial auction metrics

Our key industrial auction metrics for the first nine months of 2012 and 2011 are shown below:

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Consignments	31,350	29,850
Bidder registrations	283,500	268,500
Buyers	73,000	68,900
Lots	214,000	194,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Website metrics

We sold over $952 million of equipment, trucks and other assets to online bidders during the first nine months of 2012, representing a 24% increase compared to the same period in 2011 (nine months ended September 30, 2011: over $770 million), re-confirming our position as the world’s largest seller of industrial equipment to online buyers.

The increase in our online presence was also demonstrated by a 37% increase in unique visitors to our website during the first nine months of 2012 compared to the first nine months of 2011.

	Nine months ended September 30, 2012	Nine months ended September 30, 2011
Unique visitors	4.1 million	3.0 million

Headcount

Personnel increased over the prior year period primarily due our strategic initiatives and the purchase of AssetNation. People continue to be an important part of our growth strategy and we are focused on improving our sales force productivity, employee engagement and management bench strength. Our total headcount increased by approximately 80 people as a result of the addition of the AssetNation workforce in the second quarter of 2012.

	As at September 30, 2012	As at September 30, 2011
Full-time employees	1,406	1,262
Sales representatives(1)	305	303
Trainee territory managers	23	14

(1)	Our definition of sales representatives changed effective January 1, 2012 and now includes only our territory managers and regional sales managers. The definition no longer includes divisional managers as this position was eliminated effective January 1, 2012. Comparative numbers have been adjusted accordingly. AssetNation sales representatives are not included in this number.

Summary of Quarterly Results (Unaudited)

	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Gross auction proceeds	$848,536	$1,194,356	$864,506	$1,039,790

Auction revenues	$92,326	$127,213	$101,276	$113,403
Net earnings	8,171	31,303	17,969	26,767
Adjusted net earnings	9,682	32,500	17,969	26,767

Net earnings per share — basic	$0.08	$0.29	$0.17	$0.25
Net earnings per share — diluted	0.08	0.29	0.17	0.25
Adjusted net earnings per share — diluted	0.09	0.30	0.17	0.25

	Q3 2011	Q2 2011	Q1 2011	Q4 2010
Gross auction proceeds	$673,362	$1,149,847	$851,283	$798,566

Auction revenues	$79,709	$114,524	$88,463	$88,296
Net earnings	6,533	26,763	16,570	13,538
Adjusted net earnings	6,533	26,763	13,575	13,538

Net earnings per share — basic	$0.06	$0.25	$0.16	$0.13
Net earnings per share — diluted	0.06	0.25	0.16	0.13
Adjusted net earnings per share — diluted	0.06	0.25	0.13	0.13

Gross auction proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On October 26, 2012 we had 106,518,761 common shares issued and outstanding and stock options outstanding to purchase a total of 3,618,547 common shares.

Liquidity and Capital Resources

	September 30, 2012	December 31, 2011	% Change
Working capital	$83,834	$63,296	32%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital increased during the first nine months of 2012 primarily as a result of the cash generated through our operating activities.

At September 30, 2012, we had $46 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 3.0%. The remaining available borrowings under our credit facilities totalled $305 million, including a $102 million five-year committed credit facility expiring in January 2014, and a $99 million three-year uncommitted, non-revolving credit facility expiring in November 2014. We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

Nine months ended September 30,	2012	2011	% Change
Cash provided by (used in):
Operations	$156,871	$163,596	0%
Investing	(100,241)	(48,949)	-4%
Financing	61,299	3,252	105%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment additions were $49.6 million for the nine months ended September 30, 2012 compared to $55.9 million in the same period in 2011. We anticipate our capital expenditures to be in the range of $60 million for 2012. Our capital expenditures for the first nine months of 2012 related primarily to the purchase of property for a future auction site in Melbourne, Australia, the development and improvement of our auction sites in Chehalis, Washington and Raleigh-Durham, North Carolina and investments in computer software and hardware. We also invested $63 million in the acquisition of AssetNation during the period.

We declared and paid regular cash dividends of $0.105 per share, $0.1125 per share, and $0.1125 for the quarters ended March 31, June 30, and September 30, 2011, respectively, and declared and paid dividends of $0.1125 per share and $0.1225 per share for the quarters ended March 31 and June 30, 2012, respectively. We have declared, but not yet paid, dividends of $0.1225 per share for the quarter ended September 30, 2012.

Total dividend payments during the first nine months of 2012 were $37.0 million compared to total dividend payments of $34.2 million during the equivalent period in 2011. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at September 30, 2012, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 1.9% to 6.4% (with a weighted-average annual interest rate of 4.0%). We were in compliance with all financial and other covenants applicable to our credit facilities at September 30, 2012.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at September 30, 2012 were as follows:

	3 months in 2012	In 2013	In 2014	In 2015	In 2016	Thereafter
Interest payments on long-term debt	$2,012	$7,301	$6,486	$6,432	$3,879	$13,646

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. For the nine months ended September 30, 2012, the proportion of revenues earned and operating costs denominated in currencies other than the US dollar did not change significantly compared to previous reporting periods.

Borrowings under our revolving credit facility are available at both fixed and floating rates of interest. As at September 30, 2012 we had a total of $31.4 million (December 31, 2011: $30.3 million) in revolving loans bearing floating rates of interest.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2011, which is included in our 2011 Annual Report.

Changes in Accounting Policies

There have been no accounting policy changes implemented during the nine months ended September 30, 2012.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the nine months ended September 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in the used equipment market;

•	anticipated pricing environment for late model equipment;

•	impact of market uncertainty on equipment seller behaviour;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	integration of AssetNation’s personnel, technology and e-commerce expertise to reach new segments of the equipment market;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, among others;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force, among others;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation and amortization expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•

the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	impact of new initiatives and services on us and our customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2011 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face. A more extensive list of risks and uncertainties we face is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, which is included in our 2011 Annual Report on Form 40-F. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our live auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting live auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent years, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. In addition, a change in market values could also result in guarantee or inventory values exceeding the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations, including, without limitation, the AssetNation business;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

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establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business and exploring and developing new solutions to meet the needs of equipment owners whose needs are not met by the unreserved auction method, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: October 30, 2012	By:	/S/ JEREMY BLACK
Jeremy Black, Corporate Secretary